Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Valero Savings Plan:

We consent to the incorporation by reference in the Registration Statement (File No. 333-81858) on Form S-8 of Valero Energy Corporation of our report dated June 28, 2005, with respect to the statements of net assets available for benefits of the Valero Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Valero Savings Plan.

/s/ KPMG LLP

San Antonio, Texas

June 28, 2005